Rimfire Minerals Corporation
Northgate Minerals Corporation

2009 SUMMARY REPORT ON THE
BOULEVARD PROPERTY

Located in the North Dawson Range
Whitehorse Mining District
NTS 115J/13, 115J/14
62˚ 49' N Latitude; 139˚ 31' W Longitude
UTM 6,966,030N, 575,600E (NAD 83 Zone 7)

-prepared for-
RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N9
-and-
NORTHGATE MINERALS CORPORATION
Suite 1602, 18 King Street East
Toronto, Ontario, Canada
M5C 1C4

-prepared by-
Jim Lehtinen, P.Geo
EQUITY EXPLORATION CONSULTANTS LTD.
Suite 700, 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8

February, 2009



TABLE OF CONTENTS



LIST OF APPENDICES

Appendix A: References
Appendix B: Claim Data
Appendix C: Geologist's Certificate

LIST OF TABLES

LIST OF FIGURES



1.0 SUMMARY

The Boulevard property consists of 238 contiguous mineral claims located in the North Dawson Range of west-central Yukon approximately 140 km south of Dawson City. Access to the property is by fixed wing aircraft or boat and final access to the property is by helicopter. The property is owned 50% by Rimfire Minerals Corporation ("Rimfire") and 50% by Northgate Minerals Corporation ("Northgate") with no underlying royalties.

Early work aimed at Casino style copper-molybdenum porphyry style mineralization was conducted by the Dawson Range Joint Venture in 1969. A regional stream sediment program led to the discovery of a 12 hectare molybdenum soil geochemical anomaly on what is currently the east side of the property; it was bulldozer trenched the following year. Two styles of mineralization were described by Ogilvie as skarn mineralization with chalcopyrite, molybdenite and scheelite in quartz veins and a "sulphide zone" with gneissic float containing arsenopyrite, pyrite, chalcopyrite, and minor molybdenite and scheelite. In 2006 a joint venture between Rimfire and Northgate conducted a regional stream sediment program in the Dawson Range which identified the Boulevard area for further examination with soil sampling, prospecting and geological mapping. On the basis of these results the Boulevard Property was staked in 2007. Detailed soil sampling identified an elongate gold-arsenic anomaly which was explored in 2008 with auger soil sampling, excavator trenching, core drilling, IP and magnetometer surveys as well as extending the grid with soil sampling to the southeast.

The Boulevard claims are underlain by undivided metamorphic rocks of the Yukon-Tanana terrane, of pre to late Devonian age. These rocks have been intruded by rocks of Jurassic and mid-Cretaceous age, the latter being important metallogenically in the Yukon-Tanana terrane. The 2008 trenching program exposed a section of strong clay and sericite altered rock with quartz veining which returned 7.04 gpt Au over 6 metres as well as a second trench returning 6.43 gpt Au over 2 metres. Drilling intersected altered and veined rock below the trenching which returned 1.59 gpt Au over 5.5 metres.   Beneath the second trench an intersection of 3.6 metres returned 0.90 gpt Au. To the east an intersection of faulted, altered and veined rock returned 1.69 gpt Au over 1.8 metres.

Mineralization identified in trenches and coring is hosted in strongly silica, sericite and minor clay altered chlorite-biotite schist commonly associated with late faulting. This alteration is hosted in veins and quartz-dolomite stockwork veined sections and selvages. The trend of stockwork veining in the trenches appears to follow regional foliation, which is parallel to lithological contacts identified in the trenches. Disseminated or massive arsenopyrite, pyrite and stibnite mineralization are present locally within the alteration. Outside of the main mineralization zones, the sulphide mineral is pyrrhotite, occurring as disseminations and stringers. Au mineralization shows a strong correlation with As-Ag-Sb concentrations.

The mineralized zones tested to date with trenching and coring appear to be related to multi-event vein episodes emplaced in structurally prepared ground related to faulting, and possibly strata-controlled to some extent. The entire area of strong soil geochemistry has very poor outcrop exposure with no mineralized surface samples. The magnetometer survey was successful in outlining the broad lithological units and likely altered rocks in some cases.

A $336,000 program of expanded soil geochemistry, magnetic and VLF-EM surveying and excavator trenching is recommended for the Boulevard property.

2.0 INTRODUCTION

Equity Exploration Consultants Ltd. ("Equity") was contracted by Rimfire and Northgate to carry out a diamond drilling program in September 2008 on the Boulevard property, along with concurrent geochemical and geophysical surveying. Subsequently, Equity was requested by Rimfire and Northgate to compile and interpret the results of all exploration carried out to date on the property. The literature used in compiling this report consisted of government reports and maps, and on unpublished data supplied by Rimfire. The author



personally inspected the Boulevard property from September 5 to October 5, 2008, while managing the 2008 drill program.

3.0   RELIANCE ON OTHER EXPERTS

The authors have not relied on a report, opinion or statement of an expert for information concerning legal, environmental, political or other issues.

4.0   PROPERTY DESCRIPTION AND LOCATION

The Boulevard property lies within the Whitehorse Mining District, in the North Dawson Range of west-central Yukon (Figure 1). It is centred at 62° 50' north latitude and 139° 31' west longitude.

The Boulevard property consists of 238 contiguous quartz mineral claims covering approximately 43 km^2, as summarized in Appendix B (Figure 2). The claim boundaries are defined by the locations of claim posts on the ground, which have not been surveyed. On its eastern end, the Boulevard property surrounds 8 claims owned by Shawn Ryan. Rimfire and Northgate each own 50% of the Boulevard property, without any underlying royalties. Northgate is earning an additional 10% in the property through completion of $1.5 million in exploration expenditures.

Surface rights over the Boulevard property are owned by the Yukon Territory. No significant surface disturbance, other than the current trenching program, nor any major environmental liabilities was noted during the authors field visits. Depending on the nature of the program, exploration permits may be required from the Yukon Department of Energy, Mines and Resources prior to carrying out further exploration on the property.

5.0   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

The Boulevard property is located in west-central Yukon, approximately 135 km south of Dawson City. The property can be accessed by helicopter from Dawson City, and staging areas for supplies can be flown to the Ballarat airstrip near the mouth of Ballarat Creek, the Thistle Creek airstrip or the Casino airstrip. Alternatively, several boat operators in Dawson City, or a barge operating out of Minto Landing are available for hire to transport supplies to points along the Yukon River such as the mouth of Independence Creek or the barge landing at Ballarat Creek, where they can be subsequently mobilized by helicopter to the property.

The topography of the area is characterized by rolling hills typical of the Dawson Ranges, with elevations ranging between 600 and 1250 m. Vegetation is sparse, with lower elevations covered by spruce, birch, aspen, alder and willow, whereas higher elevations have thick moss, grasses and scrub birch. Further south, hills are generally more subdued and more thickly vegetated with spruce on slopes and thick willow and alder in creek valleys. North-facing slopes locally exhibit permafrost complicating soil sampling. South-facing slopes are more typically vegetated by deciduous trees such as aspen and birch. Drainage systems vary from well channelled, discrete streams to swamps in broader, flat-bottomed valleys.

The area has a sub-arctic continental climate, with cold winters and cool, wet summers. Exploration can be carried out on the Boulevard property from June until October.



ALASKA

U.S.A.

-150°

-65°

-145°

60°

-140°

PACIFIC
OCEAN

-135°

-130°

BOULEVARD
PROJECT

YUKON

N.W.T.

65°

WHITEHORSE

60°

Watson Lake

Dease Lake

Bob Quinn Lk

Bell II

BRITISH
COLUMBIA

-125°

-120°

-130°

-125°

Mackenzie

N

0   75   150   300
kilometres

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project

LOCATION
MAP

EQUITY

Date:	FEB 2009	Scale:	1:8,000,000	Figure
U.T.M. Zone	UTM7 - NAD83	Mining District	WHITEHORSE	
N.T.S.	115J/13	State/Province	YUKON	1

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project

TENURE
MAP

Date:	FEB 2009	Scale:	1:50,000	Figure
U.T.M. Zone	UTM7 - NAD83	Mining District	WHITEHORSE	2
N.T.S.	115J/13	State/Province	YUKON	

6.0 HISTORY

Table 1 summarizes all known exploration work carried out on the ground currently comprising the Boulevard property.

Table 1: Boulevard Exploration Programs

Operator	Geochemistry	Geophysics	Trenching and Drilling	Reference; Assessment Report
Dawson Range JV (1969-70)				
	176 soils (Cu, Mo, Au, Ag only)		7 trenches (720m)	Ogilvie (1970); AR 060249
Rimfire/Northgate JV (2006)				
	~400 soils			Roberts (2008)
Rimfire/Northgate JV (2007)				
	1707 soils, 38 rocks			Roberts (2008)
Rimfire/Northgate JV (2008)				
	Phase 1: 559 soils 47 rocks,13 silts Phase 2: 298 soils, 5 silts	45 km magnetics, 4.85 km IP	3 trenches (225m); 7 DDH (525m)	Lehtinen and Lui (2009)
Totals	~3140 soils, 85 rocks, 18 silts	45 km magnetics, 4.85 km IP	10 trenches (945m); 7 DDH (525m)	

The first work recorded on the property was carried out between 1969 and 1970 by the Dawson Range Joint Venture. Regional silt sampling in July and August of 1969 and directed at Casino-style Cu-Mo porphyry deposits, led to the staking and grid-based soil sampling of an area near the eastern end of the current Boulevard property, straddling its boundary with the 8 internal Tiger claims. The soil survey showed a 12-hectare >10 ppm Mo anomaly, with a maximum value of 185 ppm, which was tested the following year by seven tractor trenches. Ogilvie (1970) describes two mineralized units (collectively Minfile 115J-052 – Toni Tiger):

1. Skarn, green siliceous rock with molybdenite, chalcopyrite and scheelite as disseminations and in quartz veins;

2. "Southern Sulphide Zone", with gneissic float containing (disseminated?) arsenopyrite, pyrite, chalcopyrite and minor molybdenite and scheelite.

A Rimfire/Northgate Joint Venture carried out a regional silt sampling program in selected areas of the Dawson Range in June 2006, directed at Pogo-style intrusive-related gold targets. This silt blitz yielded elevated Au values in some streams draining the Boulevard claims, which were followed up in August by limited prospecting, geological mapping and reconnaissance soil sampling (approximately 400 samples at 100 metre sample spacing). On the basis of these results, the Boulevard property was staked in March of 2007.

In 2007, limited mapping and prospecting were carried out on the Boulevard property and 1664 soil samples were taken along NE-bearing lines over an area of 4.0 x 2.4 km, with 100 m line-spacing and 50 m sample spacing. An additional 43 soil samples were taken over the Toni Tiger skarn occurrence for comparison. The soil grid showed an elongate, NW-trending, 1.2 km x 450 m Au-As anomaly, defined by the 95th percentiles for Au (>21 ppb) and As (>21 ppm), that remained open to the SE. This Au-As soil anomaly is also coincident with tight linear clusters of elevated Sb, Te and Bi soil values. Soil samples taken from over the Toni Tiger skarn were characterized by consistently high Mo (50-300 ppm Mo), Cu (>100 ppm Cu), and W (3-8 ppm W) values, but generally low Au, As, Ag, Sb and Te (Roberts, 2008).



Two phases of exploration were carried out in 2008. The first phase in June and July focused on mechanical trenching and soil sampling. This was followed in September and October by orientation soil auger and IP surveys, further soil sampling, ground magnetics and 525 metres of diamond drilling in 7 holes. The soil grid was extended 1,300 metres to the southeast, with samples taken at 50 metre intervals along lines spaced 100 metres apart. This extended the Au-As-Sb soil anomaly to 2.8 km in length, remaining open to the southeast. Two out of three excavator trenches, directed at Au-As-Sb soil anomalies in an area devoid of outcrop, intersected Au mineralization (up to 6 metres @ 7.04 g/tonne) within intensely altered chlorite-biotite schist. Drilling did not intersect Au mineralization similar to that in the trenches and it appears that the subvertical mineralized zone is offset by flat faults (Lehtinen and Lui, 2009).

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Boulevard claims (Figure 3) are located within the Yukon-Tanana terrane in west-central Yukon (Colpron et al., 2006). Regional-scale geological compilation maps (Gordey and Makepeace, 1999) show that the Boulevard claims are underlain by undivided metamorphic rocks of the Nasina sub-terrane that include pre- to late-Devonian rocks of the continental margin (Snowcap Assemblage: quartzite, psammite, pelite, marble, amphibolite) superposed by Late Devonian to Early Mississippian rocks derived from a continental arc system (Finlayson Assemblage: mafic to felsic volcanic rocks, coeval plutonic rocks, carbonaceous pelite, chert, quartzite, volcaniclastic rocks, marble). This sub-terrane is part of the pericratonic Yukon-Tanana terrane of continental affinity that occupies a position between the ancestral continental margin of North America and outboard accreted terranes. The pericratonic terranes were accreted in the Early Jurassic, while subsequent outboard exotic terranes began accreting in the Early to mid-Cretaceous. At this time, the pericratonic package was intruded by a voluminous, northwest-to southeast-trending plutonic suite, referred to as the Dawson Range plutonic belt by Hart et al. (2004) (Klotassin batholith of Tempelman-Kluit and Wanless, 1975), which lies immediately the south of the Boulevard property. This plutonic belt is characterized by coarse-grained, hornblende-biotite granodiorite, with local phases of mafic diorite, gabbro, quartz monzonite and biotite granite (Hart et al., 2004). This plutonic belt is dated at 106-99 Ma (Hart et al., 2004 and references therein) and therefore belongs to the metallogenically important mid-Cretaceous suite of plutonic rocks in the northern Cordillera associated with intrusion-related base and precious metal deposits.

7.2 Property Lithology and Structure

No property-scale mapping was done in 2008 and the following description is adapted from Roberts (2008).

The geology of the Boulevard claims (Figure 4) is dominated by a basement of Devonian-Mississippian schists (**DMps**) intruded by a NW-trending elongate Cretaceous(?) granite batholith in the north-eastern sector of the property (**Kg** on Figure 4; identified as **EJp**, Early Jurassic pluton by Gordey and Makepeace, 1999 and **mKg**, Middle Cretaceous by Colpron, 2006). The basement schists include a variety of quartz-mica schists (ranging from quartz-rich to biotite-rich to muscovite-rich), chlorite-sericite schists (mafic schists), calcareous schists or marbles and quartzites. Higher metamorphic grade augen gneisses (**DMog**) have been noted in places, yet their geological relationship to the more volumetrically abundant schists is unknown. The dominant schistosity is NW-trending and steeply SW-dipping. Schists commonly host isoclinally folded and sheared quartz veins, which are likely associated with progressive regional deformation. We have interpreted a contact between micaceous schists and mafic schists based on the regional airborne magnetic data and sparse outcrops, yet the contact itself has never been mapped in the field. This contact may be of significance since a Au-As soil anomaly is coincident with this magnetic break in the SE corner of the property. The Cretaceous intrusive rocks are undeformed and comprise medium to coarse-grained (3-8 mm) equigranular quartz-plagioclase-alkali feldspar with about 10% biotite. At the contact, sub cropping boulders display intrusive relations, whereby the younger plutonic rocks cut sharply across the wall rock fabric. Minor pegmatite (with muscovite and garnet) and aplite occur locally within 100 meters of the pluton



BOULEVARD

PROPERTY

Moosehide
Rock Creek
Dawson
Bear Creek
Grand Forks
Flat Creek
Readford (abandoned)
Sulphur
Jensen Creek
Granville
Dominion
Clear Creek (abandoned)
Barlow
Mcquesten (abandoned)
Stewart Crossi
Stewart River (abandoned)
Thistle Creek
Kirkman Creek
Co   ree
Fort Selkirk (abandoned)
Pelly Cros
Minto (abandoned)
Mccabe Creek
Yukon
Koidern

Geology from Gordey & Makepeace (1999)

Regional Stratigraphy

Quaternary
silt/sand/gravel

Lower Eocene
mudstone/sandstone/conglomerate/tuff/breccia/dacite/rhyolite/flows/dykes/sills

Devonian, Mississippian and(?) older
quartzite/qt-ms-schist

Carboniferous and Permian
dunite/peridotite/harzburgite/diabase/serpentinite

Intrusive Rocks

Early Tertiary
granite/alaskite/quartz monzonite/granodiorite

Mid Cretaceous
granodiorite/quartz diorite

Early Jurassic
granodiorite/diorite/monzodiorite

Early Jurassic
quartz monzonite

50 km

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project
REGIONAL GEOLOGY
MAP

EQUITY	Date: FEB 2009	Scale: as shown	Figure
	U.T.M. Zone LonLat- NAD83	Mining District WHITEHORSE	3
	N.T.S. 115J/13	State/Province YUKON	

Regional Stratigraphy

Q	*Quaternary*	silt/sand/gravel
IES2	*Lower Eocene*	mudstone/sandstone/conglomerate/tuff/breccia/dacite/rhyolite/flows/dykes/sills
DMN3	*Devonian, Mississippian and(?) older*	quartzite/qt-ms-schist
PMW1	*Carboniferous and Permian*	dunite/peridotite/harzburgite/diabase/serpentinite

Intrusive Rocks

ETqN	*Early Tertiary*	granite/alaskite/quartz monzonite/granodiorite
mKgW	*Mid Cretaceous*	granodiorite/quartz diorite
EJgA	*Early Jurassic*	granodiorite/diorite/monzodiorite
EJqL	*Early Jurassic*	quartz monzonite

● Drill hole 2008

▢ Trench 2008

EJgA

DMN3

PMW1

PMW1

TRBV08-03

BV08-2

BV08-4
BV08-5

BV08-3

TRBV08-01

TRBV08-02

BV08-1

BV08-6   BV08-7

mKgW

IES2

2000 m

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project

PROPERTY GEOLOGY
MAP

Geology from Gordey & Makepeace (1999)

EQUITY

Date: FEB 2009	*Scale:* 1:50,000	*Figure*		
U.T.M. Zone UTM7 - NAD83	*Mining District* WHITEHORSE		**4**	
N.T.S. 115J/13	*State/Province* YUKON			

570,000 mE

574,000 mE

578,000 mE

570,000 mE

574,000 mE

6,968,000 mN

6,968,000 mN

6,964,000 mN

N

margin and within 500 meters of the Toni Tiger Mo-W-Cu skarn occurrence. These pegmatites contain trace molybdenite, and hence link the emplacement of the Cretaceous granite to the skarn occurrence. The basement schists form a ~3 km wide NW-trending belt of rocks between the Cretaceous granite to the NE and a strongly foliated mid-Cretaceous granodiorite to the SW. The geology of the schist-granodiorite contact and the granodiorite itself has not been examined in detail.

8.0 DEPOSIT TYPES

The Boulevard property is at an early stage of exploration and the source of mineralization found to date is still ambiguous. The most appropriate deposit models for the property are orogenic gold and intrusive-related gold (IRG) models, which have a number of features in common.

The orogenic gold classification (Groves et al, 1998) combines several earlier deposit groups (e.g. lode-gold, mesothermal gold, greenstone gold, Archean gold, iron formation-hosted gold) and reflects a recognition that all these deposits have similar temporal and spatial associations with orogenesis. This very important category includes some of the largest gold deposits and districts in the world (e.g. Kalgoorlie in Australia, Timmins in Ontario and Ashanti in Ghana). This type of deposit is typically hosted by granite-greenstone terranes which comprise large parts of Archean and Early Proterozoic cratons. In Western North America, orogenic deposits are Phanerozoic in age, including the Motherlode district of California (Late Cretaceous) and several deposits in British Columbia (Bralorne - Late Cretaceous; Erickson - Early Cretaceous).

Orogenic Au deposits are characterized by structurally controlled quartz-carbonate vein systems hosted by deformed, regionally metamorphosed terranes. These systems are typically associated with crustal-scale fault structures, although lower-order shear zone splays host the most abundant gold mineralization. Deposition of gold is generally syn-kinematic, syn- to post-peak metamorphism and is largely restricted to the brittle-ductile transition zone.

Alteration mineral assemblages are dominated by quartz, carbonate, mica, albite, chlorite, pyrite, scheelite, tourmaline, siderite, grunerite, garnet, hornblende and hedenbergite, although there is much inter-deposit variation. The absolute timing of mineralization has revealed that gold was deposited over large areas during short time periods. Much variability exists in characteristics such as host rock and structural style, but other characteristics, such as the structurally late timing of gold deposition and fluid properties are remarkably consistent.

IRG deposits are important producers of Au in Canada, Alaska and worldwide. Significant deposits include the Pogo, Fort Knox Mine and Donlin Creek deposits in Alaska, the Brewery Creek and Dublin Gulch deposits in Yukon, Kidston and Timbarra deposits in Australia, and Vasilkovskoe deposit in Kazakhstan. Mineralization styles at these deposits vary greatly in response to, among other factors, structural environment, host rocks and crustal level of development. The unifying link between these deposits is a link to moderately reduced I- and S-type intrusions with lithophile elemental associations, in particular associated with Au-Bi-W-As-Te-Mo±Sn±Cu±Pb±Sb anomalies and occurrences. IRGS deposits in Yukon and Alaska are invariably associated with Cretaceous intrusions.

The causative intrusions for IRG deposits commonly form belts generated in continental settings and well inboard of subduction zones. Intrusions are felsic to intermediate and commonly display evidence of higher degrees of fractionation, including aplitic dykes and sills. The intrusions vary with depth of emplacement from large batholiths to stocks, pipes and plutons to porphyritic sills, dykes and domes. Extensive thermal metamorphic aureoles are commonly developed about these intrusions and typically comprise biotite, andalusite, sillimanite, quartz, cordierite and pyrrhotite. The deficiency of magnetite in the moderately reduced intrusions and presence of pyrrhotite in the metamorphic aureole leads to a distinct regional geophysical signature for these systems consisting of a magnetic low enclosed by a relative magnetic high.

On a deposit scale structure, lithology and distance from intrusion impart important controls on mineralization style. Sheeted and stockwork quartz-sulphide veins are commonly hosted within the intrusions.



These vein sets typically have low total sulphide contents, comprising pyrite, pyrrhotite, and arsenopyrite with lesser native bismuth, tetradymite, bismuthinite, molybdenite and scheelite. Alteration associated with the veins is absent to very weak and comprises the development of potassium or albitic feldspar, sericite, or carbonate vein selvages. Au±W and Au±Cu skarns are located within or immediately adjacent to the intrusions. Au±W skarns are comprised of pyroxene, biotite and garnet with pyrrhotite, chalcopyrite, scheelite, and bismuthinite, and Au±Cu skarns are comprised of hedenbergitic pyroxene, almandine garnet and wollastonite, with pyrrhotite, chalcopyrite, bismuthinite and Au.

IRG mineralization hosted in the country rocks varies greatly and is typically located in the hornfelsed aureoles of the intrusions. These styles include replacements of, and disseminations within calcareous and non-calcareous hornfels, hydrothermal breccias, sheeted and stockwork veinlets, skarns, shear-related and epizonal mineralization. Replacement mineralization consists of disseminated to semi-massive pyrrhotite, auriferous arsenopyrite and bismuthinite. Hydrothermal breccias are most commonly structurally-related, although magmato-hydrothermal breccias are also present. Several deposits are comprised of sub-parallel, sheeted and stockwork quartz±sulphide veinlets that typically host low volumes (<3 volume %) of pyrite±arsenopyrite±pyrrhotite. Skarns developed distal to intrusions contain amphibole, chlorite, calcite and epidote with pyrrhotite, arsenopyrite, chalcopyrite, and scheelite. Shear-related mineralization varies from large quartz veins in ductile regimes to brittle gouge-filled sulphide-rich shear zones and disseminated mineralization adjacent to shear zones. Sulphide minerals include arsenopyrite, pyrite, pyrrhotite, stibnite, jamesonite, tetrahedrite, boulangerite, galena, bismuthinite and other Bi-species, molybdenite, sphalerite and Au. Epizonal mineralization is characterized by structurally-controlled quartz-sulphide veinlets, stockworks, breccias and disseminations with arsenopyrite, pyrite and later stibnite. Rheologic controls are also evident in the epizonal deposits as fracture-controlled mineralization is preferentially hosted in more brittle host rocks. IRGS deposits also exhibit chemical zonations; proximal deposits have a strong Au-Bi-Te-W-Mo-As±Cu elemental association and shallower or more distal styles of mineralization have a contrasting metal assemblage of Au-As-Sb-Hg±Pb±Zn±Ag.

9.0 MINERALIZATION

Prior to the 2008 trenching and drilling, the only significant alteration and mineralization recognized on the property consisted of sheeted to stockwork quartz veining and associated garnet-diopside-actinolite skarn in schistose metasediments (Toni Tiger Minfile occurrence), approximately 750 metres south of the Cretaceous granite contact. Milky to glassy quartz ± calcite veins, generally 2 to 5 cm wide, but also up to 1 metre wide, have a strong preferred NW-trending and steeply-dipping (75-90 degrees to the SW) orientation, roughly sub-parallel to the local schistosity, with a second set striking to the NE and cross-cutting the fabric. Veins contain trace to minor molybdenite ± chalcopyrite ± pyrite ± pyrrhotite± scheelite. Where these veins cross-cut micaceous schists (varying from biotite to muscovite to quartz rich), they are associated with bleaching (silicification ± albitization?) and/or chloritic selvages. Where these veins cross-cut calcareous sediments, garnet-diopside-actinolite skarn is developed within and adjacent to the veins. Sampling in 2007 across these veins returned 24 to 234 ppm Mo, and 14 to 108 ppm Cu with low Au and As values (Roberts, 2008).

9.1   Gold Mineralization in 2008 Trenching

Gold mineralization identified in trenches within "oxidized" saprolite is hosted in strongly silica-sericite-clay-hematite altered chlorite-biotite schist.   This alteration is associated with quartz 'stockwork' veined sections. The trend of 'stockwork' veining in the trenches appeared to follow regional foliation, which is parallel to lithological contacts identified in the trenches and trends west-northwest with steep subvertical dip. Disseminated or massive arsenopyrite and stibnite mineralization are present locally within the sericite-clay-hematite alteration.   Outside of the main mineralization zones, the sulphide mineral is pyrrhotite, occurring as disseminations and stringers. Selective sampling in the trenches suggests that Au mineralization is more strongly associated with alteration envelopes surrounding veins rather than within the quartz veins. Results from rock chip sampling shows a strong correlation between Au and As-Ag-Sb concentrations.



9.2   Gold Mineralization in 2008 Drilling

The mineralization intersected in drilling is identifiable by the increased faulting as well as multiple vein events which appear to be in age from oldest to youngest: quartz, dolomite and calcite with only the quartz and dolomite veins and surrounding wall rock hosting mineralization. Alteration associated with the veining is dominantly sericite and silica with minor clay zones paralleling discrete faults. Sulphides outside of the mineralized zones are dominantly pyrrhotite and to a lesser extent, pyrite. Within the mineralized zone pyrrhotite is absent and pyrite is the dominant iron sulphide. The highest gold values are returned where the sulphide mineralization is dominated by arsenopyrite with minor stibnite and molybdenite. The arsenopyrite occurs as very fine needle-like crystals in the altered wall rock and as minor blebs and crystals in the quartz and dolomite veins.

10.0 EXPLORATION

Rimfire and Northgate carried out exploration programs on the Boulevard property in 2006, 2007 and 2008. In each case, personnel of Rimfire were involved in the planning and execution of the programs and interpretation of their results. However, the 2006 and second phase of the 2008 programs were managed by Equity Exploration Consultants Ltd.

10.1   Silt Geochemistry

The Boulevard property was originally staked following a regional silt sampling blitz through the west-central Yukon. This survey yielded a cluster of Au silt anomalies in the creek draining northwest from the subsequently drilled area and a cluster of Cu-Mo-Bi-W silt anomalies in the drainage to the southeast. One of the silt samples from the northwestern creek reported 323 ppb Au, the highest value from the 385 samples in the entire silt survey (Roberts and Baker, 2007). A further 18 silt samples were taken from the Boulevard property in 2008, with no significant values (Lehtinen and Lui, 2009).

10.2   Soil Geochemistry

Rimfire and Northgate collected 2753 soil samples from the Boulevard property between 2006 and 2008 (Figures 5-7). Most of these were collected at 50 metre intervals along northeast-trending lines spaced 100 metres apart. Percentile levels and correlations for the entire data set are given in Tables 2 and 3.

Table 2: Soil Geochemistry Percentiles for Boulevard Property

Percentile	AU_PPB	AG_PPM	AS_PPM	BI_PPM	CU_PPM	MO_PPM	PB_PPM	SB_PPM	ZN_PPM
Population	2753	2753	2753	2753	2753	2753	2753	2753	2753
Max Value	1120	2.7	1775	5	272	303	460	128	652
98th	39.96	0.58	64.976	2	85.112	5.0484	23.788	6	131
95th	21	0.43	32.26	0.884	61.34	2.324	18.24	3	110.4
90th	14	0.34	18.18	0.34	49.5	1.87	14.6	2	98
80th	10	0.26	10.5	0.23	40.18	1.41	11.7	0.693	86
50th	5	0.15	5.6	0.14	26	0.97	8.1	0.29	69



Soil Geochmistry
Gold (ppb)

- > 40 ppb
- 21 to 40
- 14 to 21
- 10 to 14
- < 10 ppb

TRBV08-03
BV08-2
BV08-4
BV08-5
BV08-3
TRBV08-01
TRBV08-02
BV08-1
BV08-6
BV08-7

6,968,000 mN
6,964,000 mN

570,000 mE
574,000 mE
578,000 mE

2000 m

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project

Soil Geochemistry
Gold (ppb)

Date:	FEB 2009	Scale:	1:50,000	Figure
U.T.M. Zone	UTM7 - NAD83	Mining District	WHITEHORSE	
N.T.S.	115J/13	State/Province	YUKON	5

EQUITY

Soil Geochmistry
Arsenic (ppm)
> 65 ppm
32 to 65
18 to 32
11 to 18
< 11 ppm
570,000 mE
574,000 mE
578,000 mE
6,968,000 mN
6,964,000 mN
TRBV08-03
TRBV08-01
TRBV08-02
BV08-1
BV08-2
BV08-3
BV08-4
BV08-5
BV08-6
BV08-7
2000 m
N
RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.
Boulevard Project
Soil Geochemistry
Arsenic (ppm)
EQUITY
Date: FEB 2009
U.T.M. Zone UTM7 - NAD83
N.T.S. 115J/13
Scale: 1:50,000
Mining District WHITEHORSE
State/Province YUKON
Figure 6

Soil Geochmistry
Antimony (ppm)
> 6 ppm
3 to 6
2 to 3
0.7 to 2
< 0.7 ppm
570,000 mE
574,000 mE
578,000 mE
6,968,000 mN
6,964,000 mN
TRBV08-03
TRBV08-01
TRBV08-02
BV08-1
BV08-2
BV08-3
BV08-4
BV08-5
BV08-6
BV08-7
2000 m
N

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project

Soil Geochemistry
Antimony (ppm)

EQUITY	Date: FEB 2009	Scale: 1:50,000	Figure
	U.T.M. Zone UTM7 - NAD83	Mining District WHITEHORSE	7
	N.T.S. 115J/13	State/Province YUKON	

Table 3: Soil Geochemistry Correlation Matrix

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au									
Ag	0.30519								
As	0.76084	0.30776							
Bi	-0.0214	0.17566	0.04183						
Cu	0.05795	0.28333	0.06272	0.07543					
Mo	0.00004	-0.0344	0.00105	0.01720	0.60629				
Pb	0.11651	0.18767	0.04786	0.02413	-0.0065	-0.0323			
Sb	0.50160	0.26918	0.46542	0.12915	0.05507	-0.0160	0.05673		
Zn	0.03345	0.21551	0.07795	0.21055	0.43392	0.0233	0.14376	0.11001	

The strongest geochemical correlations on a property-wide basis are between Au:As, Cu:Mo, Au:Sb, and Sb:As. The strong Au-As-Sb association corresponds to the metal signature of the mineralization drilled in 2008. Other strong correlations including the Cu:Mo and Cu:Zn association likely reflect a second style of distinctly different mineralization, similar to the Toni Tiger skarn showing.

A composite soil geochemical anomaly composed of Au, As and Sb values greater than the 95th percentile extends southeasterly across the southeastern portion of the Boulevard property over a distance of approximately 2.8 km. This soil anomaly encompasses all of the 2008 trenching and drilling and remains open on the southeast end of the anomaly.

In 2008, an orientation survey consisting of five lines of power auger soil samples were completed over selected soil lines, to see whether conventional soil geochemistry had been hindered by permafrost or a white ash layer which was not penetrated in the original sampling. Comparisons of the Au results of the two surveys do not indicate a significant difference between the two types of soils.

10.3   Rock Geochemistry

During the course of mapping and prospecting, 85 rock samples have been taken from the Boulevard property since 2006. None of them contained significant base or precious metals.

10.4   Trenching

In 2008, three excavator trenches were dug, mapped and chip sampled on the Boulevard property (Figures 4-7). They were oriented along soil geochemical lines and designed to test Au-As-Sb soil geochemical anomalies in areas devoid of outcrop. In the trenches, the lithologies were present as foliated units with foliation/bedding textures parallel to regional foliation. Trenches 1 and 2 revealed intervals of strong sericite-clay-hematite alteration as envelopes of the quartz veins in chlorite-biotite schists. These strongly altered intervals are associated with significant Au mineralization as summarized in Table 4. Disseminated or massive arsenopyrite and stibnite mineralization are present locally with the sericite-clay-hematite alteration. Outside of the main mineralized zones the sulphide mineral is pyrrhotite, occurring as disseminations and stringers. Selective sampling in the trenches suggests that Au mineralization is more strongly associated with alteration envelopes along veins than within the veins.



Table 4: Trenching Results and Significant Sample Intervals

Trench ID	Meters Excavated and Sampled	Significant Au Geochemistry
TRBV08-01	130	7.04 g/tonne Au over 6 m
TRBV08-02	50	6.43 g/tonne Au over 2 m
TRBV08-03	45	-
TOTAL	225	-

10.5   Induced Polarization

A pole-dipole IP orientation survey was done by Scott Geophysics Ltd. in 2008 along 4.85 km of grid lines over mineralization exposed by the trenching program. The IP survey was not extended over the remainder of the grid, after it became apparent that there were several chargeable units within the stratigraphy and the survey could not differentiate mineralized zones from unmineralized stratigraphy. The apparent resistivity did show an elevation in values directly over the trenched showing; however it also showed an increase in resistivity over the quartz feldspar crystal tuff exposed in the trench to the northeast of the showing, indicating the difficulties in discerning lithological units from possible alteration units.

10.6   Magnetics

In 2008, Scott Geophysics Ltd. carried out a ground magnetic survey over 45 km of the soil geochemical grid (Figure 8). The magnetic survey proved useful in delineating lithological units and in a broad sense displayed breaks in the property-scale stratigraphy, interpreted to be faults. The survey resolution was not discerning enough to distinguish the smaller scale rock units. The survey was able to identify zones of pyrite-rich, pyrrhotite–poor alteration in the gold mineralized zone as magnetic lows but rocks without pyrrhotite or magnetite also show up as magnetic lows and the difficulty in separating the two remains.

11.0 DIAMOND DRILLING

Seven short holes, totalling 525 metres of BTW core, were drilled along four sections of the Boulevard prospect in 2008 (Figures 4-8). Intervals of geochemically significant mineralization are summarized in Table 5. True widths of mineralization cannot be estimated at this time because of the poorly understood geometry of the mineralized zones.

Table 5: Boulevard Drill Intersections

Drill hole	From (m)	To (m)	Interval (m)	Au (ppm)
BV08-3	5.9	24.1	18.2	0.86
(incl.)	5.9	11.4	5.5	1.59
BV08-4	17.1	20.7	3.6	0.90
BV08-7	86.3	88.1	1.8	1.69

11.1   Drill Hole BV08-1

Drill hole BV08-1, collared south-southwest of trench TRBV08-1 along grid line 8500, was drilled to test the mineralization observed in this trench and determine its geometry (Figure 9). The drill hole was oriented 030°, on section, to undercut the trench mineralization of 7.04 gpt Au over 6m located north-



_0844MAGU

magenta	57,734.08
pink	57,579.06
red	57,486.04
red-orange	57,408.53
orange	57,349.62
orange	57,300.02
orange-yellow	57,259.71
yellow	57,213.2
yellow-green	57,169.8
green	57,138.79
green	57,113.99
green	57,089.19
cyan	57,067.48
cyan	57,045.78
light-blue	57,024.08
blue	56,202.46

● Drill hole 2008

□ Trench 2008

TRBV08-03   BV08-2   TRBV08-01

TRBV08-02

BV08-4

BV08-3

BV08-6

BV08-1

BV08-5

BV08-7

575,000 mE
577,000 mE
575,000 mE
577,000 mE

6,967,000 mN

6,965,000 mN   6,965,000 mN

1000 m

RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.

Boulevard Project
Total Field Magnetics

Date: FEB 2009	Scale: 1:20,000		Figure
U.T.M. Zone UTM7 - NAD83	Mining District WHITEHORSE		**8**
N.T.S. 115J/13	State/Province YUKON		

EQUITY

BV08-2
BV08-3
BV08-1
BV08-2 84.7m
26.2m
BV08-1 120.4m
TRBV08-01
75 mE
125 mE
1,325 mN
1,275 mN
Mineralized Zone
Fault
Fault
BV08-3 26.2m
BV08-2 84.7m
BV08-1 120.4m
25 m
HoleID
EOH
Gold Histogram 1cm=1ppm
Arsenic Histogram 1cm=4000ppm
Antimony Histogram 1cm=80ppm
1ab Mafic Schists
3a Phyllite
3ag Graphitic Phyllite
4a Quartzite
5a Limestone
5c Chert
2a Feldspar-Quartz Crystal Tuff
DIOR Diorite
cl
ep
ms
si
Alteration Intensity 1cm = 2
RIMFIRE MINERALS CORPORATION
NORTHGATE MINERALS CORP.
Boulevard Project
Drill Section - Line 8500
DDH-BV08-1_2_3
EQUITY
Date: FEB 2009
Scale: as shown
Figure 9
U.T.M. Zone UTM7 - NAD83
Mining District WHITEHORSE
N.T.S. 115J/13
State/Province YUKON

northeast of the hole collar. The hole intersected chlorite and biotite schist as well as minor diorite, quartzite, chert and thin limestone beds. Weak chlorite and narrow intersections of weak to moderate silica-sericite alteration were encountered. Very minor hematite alteration was observed, primarily on fault slips. Mineralization encountered was generally disseminated pyrite as euhedral to subhedral grains, pyrrhotite as disseminations and associated with quartz veining and very trace amounts of chalcopyrite commonly intergrown with pyrrhotite. The hole was terminated after drilling beneath the showing area without intersecting significant sulphide mineralization. A strongly faulted zone occurs at 57.4 to 59.2 metres.

11.2   Drill Hole BV08-2

After completion of hole BV08-1 without intersecting significant mineralization similar to the Au-bearing style discovered in the trench, hole BV08-2 was drilled in the opposite direction to hole BV08-1 from the northeast side of the trench. This scissor pattern to the drill holes was an attempt to determine if the structure hosting the mineralization dipped to the north-northeast (Figure 9). Drill hole BV08-2 was collared in a feldspar and quartz crystal tuff interbedded with minor chlorite biotite schist. The drill hole passed from this unit into chlorite biotite schist with minor limestone and quartzite. Mineralization consists of insignificant amounts of disseminated pyrite and pyrrhotite, commonly associated with quartz veining. Very trace amounts of chalcopyrite are generally intergrown with pyrrhotite. Alteration is insignificant throughout. A significant fault and breccia zone was present between 72.2 and 73.40 metres.

11.3   Drill Hole BV08-3

After failing to intersect the mineralized zone from trench TRBV08-1 with either holes BV08-1 or 2, hole BV08-3 was collared immediately south of the mineralized zone in order to intersect the zone at a very shallow depth (Figure 9). The drill hole intersected the zone from 5.90 to 24.10 meters, which correlates well with the mineralization sampled in the trench. The intersected mineralization appears to have an approximated thickness of approximately 8 to 11 metres and appears to dip steeply to the south-southwest. The zone consists of very strongly broken core with numerous quartz vein and dolomite vein fragments. The veining appears to be of 3 distinct ages as early quartz veining is cut by dolomite veining and finally late calcite veining. Mineralization is primarily pyrite and arsenopyrite with very minor stibnite and trace molybdenite. Arsenopyrite mineralization occurs most commonly as very fine, disseminated, needle-like crystals in strongly sericite-silica altered wall rock and more obviously, but to a lesser extent, as components of the dolomite veins and a much lesser extent in quartz veins. Stibnite was noted in quartz stringers associated with arsenopyrite. The mineralized zone is extremely broken with some vein and fault brecciated fragments suggesting a late fault within the mineralized interval. The entire 18.2 metre mineralized interval graded 0.86 gpt Au, considerably less than the 7.04 gpt Au over 6.0 metres from trenching. A number of possibilities to explain the difference in gold concentration between the trench sampling and the drill core sampling are:

- Poor recovery in core drilling, resulting in core loss from the strongly faulted and relatively incompetent core, as noted in the visually best mineralized core intervals;

- Surface sampling bias resulting in more selective sampling of softer, clay-rich rocks which may represent the strongly altered and gold-mineralized wall rocks;

- Possible enrichment of the trench samples due to solubility/mobility of gold in near surface waters;

- Decrease in the specific gravity of the oxidised surface material from the trench sampling with the same gold content per unit volume would result in a higher gold grade;

- Highly variable gold grades in the mineralized zone.

One or a combination of these possibilities could have resulted in lower gold grade from drill samples as compared to the results from the trench program. Significant intersections are summarized in Table 6.

The presumed orientation of the mineralized zone should have resulted in the zone being intersected in both the previous drill holes. Assuming the strike of the zone follows the geochemistry signature which



roughly parallels the regional foliation, the zone should have continued its down-dip projection as indicated from the trench and hole BV08-3 intersect (Figure 9). Possible explanations for the absence of the mineralized zone in the two scissor holes are: 1) The zone may be stratiform or strata bound and the mineralization may be focused in the closure of an isoclinal synform of which only the synform closure remnant remains on surface and doesn't extend to the depth of the scissor holes; 2) A flat fault has offset the mineralized zone and the down dip extension is offset from the area drilled in holes 1 and 2. Evidence of faulting in holes 1 and 2 suggest two low angle faults which apparently dip shallowly to the north-northeast. The slightly elevated Au and As values in the fault rubble suggest smearing of the gold mineralization along this fault. The interpreted lower fault which truncates the mineralized zone in holes 1 and 2 is graphitic, which suggest it could be the same flat fault in each hole. On completion of holes BV08-4 & 5, interpretation of the fault(s) in section 8400 suggests movement of the footwall of the faults to the southwest. The interpreted fault orientation and displacement may also occur in section 8500, holes BV08-1-3, with a similar offset of the footwall of the fault and the mineralized zone to the southwest.

11.4   Drill Hole BV08-4

Drill hole BV08-4 was drilled on line 8400 to undercut trench TRBV08-2 mineralization which had a sample interval of 6.43 gpt Au over 2 metres. The drill hole encountered strong faulting in the upper section as well as discrete fault and fault breccia throughout the drill core. The best mineralization is within the fault and in the footwall of the fault, associated with a quartz-dolomite stringer vein zone. This zone appears to be a fault offset of the trench mineralization and suggests movement of the mineralized sections to the southwest in the footwall of the flat faults. A second lower zone with arsenopyrite and molybdenite in quartz and dolomite veining did not return significant gold values. Mineralization consists of sericite and clay altered schist with quartz and dolomite veining with arsenopyrite and very trace amounts of chalcopyrite and a single occurrence of molybdenite. The hole encountered intervals of mafic schist chopped with numerous zones of fault breccia and gouge. Limestone beds as well as minor quartzite were intersected in the hole. Significant intersections are summarized in Table 6.

11.5   Drill Hole BV08-5

Drill hole BV08-5 was drilled from the same location as BV08-4 in order to determine if the mineralized zone becomes more consistent with depth as compared to the chopped-up nature of the core in hole BV08-4. A fault zone intersected in the upper part of the hole correlates with the upper mineralization in hole BV08-4. This fault zone and footwall stringer zone are weakly mineralized and returned 0.47 gpt Au over 5.5 metres. No other significant mineralization was encountered throughout the hole although zones of strongly broken core and minor, discrete faults were observed.

Mineralization in both holes 4 and 5 was not intersected at the down-dip projection of the trench mineralization. Weak mineralization in both holes 4 and 5 was intersected to the southwest of the trench and is associated with faulted areas, suggesting horizontal movement of the mineralized zone along flat faults in which the footwall of the fault zone moved southwest.

11.6   Drill Hole BV08-6

Upon completion of the magnetometer survey, a significant magnetic low trend was detected in the area of the trenched showings. Drill hole BV08-6 was located on line 8200 to drill this similar magnetic trend within an area of weak arsenic soil geochemistry. The entire drill hole encountered weakly to moderately magnetic biotite-chlorite schist over its entire length. Mineralization is predominantly pyrite as euhedral to subhedral grains, with only minor pyrrhotite, and no significant gold values.

11.7   Drill Hole BV08-7

Drill hole BV08-7 was drilled on line 7300 in an area of strong, coincident Au, Sb and As soil geochemistry as well as on the edge of a strong magnetic feature. Chlorite-biotite schist with interbeds of



quartzite were intersected over the entire hole length. Mineralization throughout the hole is predominantly pyrite as intervals of disseminated grains. A zone of dolomite and silica alteration surrounding a fault is present near the bottom of the hole. This zone returned 1.69 ppm Au over 1.8 metres and is associated with a fault breccia, quartz and dolomite stringers with disseminated and fracture controlled arsenopyrite and pyrite.

12.0 SAMPLING METHOD AND APPROACH

Soil sampling on the Boulevard property was mainly done with mattocks, collecting samples wherever possible from the red-brown "B" horizon at a depth of 15-30 centimetres. This was hampered locally by permafrost and locally by a white ash layer. In 2008, five lines were resampled with a power auger to penetrate these obstacles; no significant differences in gold values were noted. Soil samples were taken at 50 metre intervals along lines 100 metres apart.

Drill core sampling was performed by Equity Exploration Consultants Ltd. using standard geosciences practices and procedures. All drill core samples were cut using a gas-powered, water-cooled blade, core saw. Sample widths were a maximum of 4.0 m and a minimum of 0.4 m, selected on the basis of lithological, alteration or mineralization boundaries. Core recovery was generally good although intensely fractured fault zones with quartz, dolomite and calcite vein stringers and near surface bedrock sample intervals have moderate to poor core recovery. Significant results from the drilling are presented above in Table 5.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples from the 2008 exploration program were flown off-site via helicopter and fixed wing aircraft and trucked to ALS Chemex Labs in Terrace, BC for preparation. Samples were shipped in rice bags which were sealed with a unique numbered security seal. No rice bags delivered to ALS Chemex Terrace showed any evidence of tampering. Pulps were prepared in Terrace and chemical analysis was carried out by ALS Chemex of North Vancouver, BC, an ISO 9001:2000 accredited laboratory. An employee of Rimfire was on-site during the 2008 drill program, but was not involved in the laboratory sample preparation. No directors or officers of Rimfire or Northgate, nor employees of Northgate, were present during the 2008 drilling program.

In 2008, all samples were analyzed by ALS Chemex Labs of North Vancouver for Au (30 g fire assay with AA finish) and 51-element ICP, using an aqua regia digestion. Samples exceeding 1 ppm Au were subsequently assayed (30 g fire assay with gravimetric finish).

The QA/QC protocols for the 2006-2008 exploration programs on the Boulevard property involved inclusion of analytical blanks, duplicates and standards. A total of 26 soil blanks and 2 core blanks were inserted into the 2008 sample sequence (approximately every 60th sample) and submitted for analysis. Low analytical values indicated no contamination within the lab and no tampering of the samples. One pair of core duplicates, created by submitting ¼ core samples, was submitted for analysis and most elements were reproducible within a 22% range (Au, Ag, Bi, Cu, Mo, Pb, Sb, Zn), indicating a high degree of reproducibility. Arsenic had poor reproducibility (58% precision) because its As content was near the lower detection limit (1.2 ppm vs 0.5 ppm). Two different standards were inserted into the 2008 core sample sequence; all 4 returned analyses within 10% of the accepted value, indicating satisfactory laboratory accuracy. ALS Chemex carries out their own in-house laboratory QA/QC program, including blanks, duplicates and standards, and ensures that laboratory QA/QC is satisfactory prior to certifying their analyses.

It is the opinion of the author that sample preparation, security, and analytical procedures were adequate during the 2006-2008 exploration program.



14.0 DATA VERIFICATION

Results of the analytical QA/QC program are described in Section 13. Analytical results coincide well with visual alteration and mineralization. Initially elevated geochemical Au results (>1 g/tonne Au) were subsequently assayed by a more precise technique, corroborating and refining initial analyses.

15.0 INTERPRETATION AND CONCLUSIONS

Anomalous soil geochemistry from the 2007 Boulevard program led to the successful 2008 trenching program and subsequent drill program. Trenching of three soil geochemistry anomalies resulted in the discovery of gold mineralization in two of these trenches. An orientation induced polarization (IP) survey was unsuccessful in delineating the mineralized zones identified in the trenching, however a ground magnetic survey proved to be useful in defining lithological units as well as areas of decreased magnetism, some of which are associated with the alteration-related absence of magnetite and/or pyrrhotite.

An orientation power auger soil geochemistry survey proved to be very successful in penetrating the permafrost as well as obtaining uniform samples from a greater depth with relative ease. This program proves the usefulness of this method of soil sampling in areas of thicker cover combined with permafrost conditions. Geochemical results were quite similar between the two methods of sampling. Future soil sampling programs should use a combination of manual augers as well as powered augers in order to attain a suitable depth in the soil horizon for collection of a proper soil sample.

The drilling program on the Boulevard proved to be difficult as the geometry of the mineralized zones was not easily predictable. Hole BV08-3 did intersect the trenched mineralization at a shallow depth and demonstrated it to be subvertical, but this mineralized structure was not intersected in the deeper scissor holes BV08-1 and BV08-2. Drill holes BV08-4 and 5 intersected apparent flat faults which explain the lack of continuity of the mineralized structure to depth. A similar situation appears likely in drill holes BV08-1 to 3 where flat faults may have offset the down-dip projection of the mineralized structure. These flat faults, in an area without outcrop, will make it difficult to project mineralized zones downward and intersect them successfully. The mineralization observed in trenching and in core indicates silica-sericite and in some cases dolomite wall-rock alteration is associated with later faulting as well as both dolomite and quartz veining. Sulphides are pyrite and arsenopyrite with little to no pyrrhotite present in the mineralized zones.

Since the entire area of the drilling is almost devoid of outcrop, little surface geology is available to assist in interpretation. Trenching and drilling, based on soil geochemistry, magnetic surveying and structural interpretations, will be necessary for discovery and evaluation of these mineralized zones. Future work on the property should expand the soil geochemistry survey with auger soil sampling and extend the ground magnetometer survey to the east. Follow-up with excavator trenching should key on anomalous soil samples as well as any areas exhibiting dolomite veining and associated alteration. Since the mineralization observed to date appears to be related to some extent to later faults there may be a possibility to determine their location using a VLF-EM survey, provided these faults are conductive.

16.0 RECOMMENDATIONS

16.1   Program

A program of soil sampling, mechanical trenching and ground geophysics is recommended for the Boulevard project. The existing grid over the showing area will be expanded to the eastern and southern claim boundaries. The grid expansion will consist of an additional 26 line kilometres with lines oriented at an azimuth of 30° spaced at 200 metre intervals. Soil sampling at 50 metre sample spacing will be completed over the entire newly established grid. Ground geophysics will consist of a combined magnetometer and VLF-EM survey. Information from the 2008 programs indicate the geochemical and geophysical trend is to the east-southeast and the current grid expansion will test this area



Mechanical trenching will be completed in two stages with pre-stripping of trenches completed in the first stage, at the same time as the geochemical and geophysical surveying. This will allow thawing of the permafrost to facilitate excavation to bedrock in the second stage a few weeks later. The mechanical trenching will concentrate on previously un-trenched, geochemically anomalous zones, as well as trenching the strike of the mineralization discovered in 2008. Trenching in the 2008 area will facilitate geological interpretation of the structure hosting the mineralization and any flat faults displacing it. Because of the delay between stripping and trenching, 2009 soil geochemical results may be available to help direct some of the trenching.

16.2   Budget

(All figures are in Canadian dollars)

Excavator	$ 33,000
Geophysics	10,500
Personnel	47,875
Equipment Rentals	12,385
Fixed-Wing Aircraft	25,830
Helicopter	81,200
Chemical Analyses	23,849
Camp and Support	31,455
Report	9,800
Contingency (10%)	27,589
Project Supervision	32,348
	$ 335,831

The proposed program will cost approximately $336,000 to implement.

Respectfully submitted,



_____

Jim Lehtinen, P.Geo.

EQUITY EXPLORATION CONSULTANTS LTD.

Vancouver, British Columbia

February 18, 2009



Appendix A: References

REFERENCES

Colpron, M., 2006. Tectonic assembly map of the Yukon – Tanana and related terranes in Yukon and British Columbia (1: 1,000,000), Yukon Geological Survey, Open File 2006-1.

Gordey, S.P. and Makepeace, A.J. (comps.), 1999. Yukon Digital Geology. Geological Survey of Canada Open File D3826, and Exploration and Geological Services Division, Yukon Region, Indian and Northern Affairs, Canada, Open File 1999-1 (D), 2 CD-ROMs.

Hart, J.R., Goldfarb, R.J., Lewis, L.L., Mair, J.L., 2004. The northern Cordilleran mid-Cretaceous plutonic province: Ilmenite/magnetite-series granitoids and intrusion-related mineralization: Resource Geology, vol. 54, no. 3, pp 253-280.

Lehtinen, J.L. and Lui, D.X., 2009. 2008 Geological, Geochemical, Geophysical, Trenching and Diamond Drilling Report on the Boulevard Property: Submitted for assessment credit to the Yukon Department of Energy, Mines and Resources.

Ogilvy, A.C., 1970. Dawson Range Joint Venture, Coffee Creek Area, Yukon: Assessment Report #060249.

Roberts, M.D., 2008. 2007 Geological and Geochemical Report on the BLVD Property: Submitted for assessment credit to the Yukon Department of Energy, Mines and Resources.

Roberts, M.D. and Baker, D.E.L, 2007. 2006 Geological and Geochemical Report on the Rimfire-Northgate Alliance, Stewart River area, Yukon. Private report dated February 2007.

Tempelman-Kluit, D.J., and Wanless. R.K., 1975. Potassium-argon age determinations of metamorphic and plutonic rocks in the Yukon crystalline terrane: Canadian Journal of Earth Sciences, v. 12, no. 11, p. 1895-1909.



Appendix B: Claim Data

Boulevard Property Claim Data

Grant Number	Claim	#	Record Date	Expiry Date	Grant Number	Claim	#	Record Date	Expiry Date
YC64776	BLVD	1	18/05/2007	18/05/2013	YC64824	BLVD	49	18/05/2007	18/05/2013
YC64777	BLVD	2	18/05/2007	18/05/2013	YC64825	BLVD	50	18/05/2007	18/05/2013
YC64778	BLVD	3	18/05/2007	18/05/2013	YC64826	BLVD	51	18/05/2007	18/05/2013
YC64779	BLVD	4	18/05/2007	18/05/2013	YC64827	BLVD	52	18/05/2007	18/05/2013
YC64780	BLVD	5	18/05/2007	18/05/2013	YC64828	BLVD	53	18/05/2007	18/05/2013
YC64781	BLVD	6	18/05/2007	18/05/2013	YC64829	BLVD	54	18/05/2007	18/05/2013
YC64782	BLVD	7	18/05/2007	18/05/2013	YC64830	BLVD	55	18/05/2007	18/05/2013
YC64783	BLVD	8	18/05/2007	18/05/2013	YC64831	BLVD	56	18/05/2007	18/05/2013
YC64784	BLVD	9	18/05/2007	18/05/2013	YC64832	BLVD	57	18/05/2007	18/05/2013
YC64785	BLVD	10	18/05/2007	18/05/2013	YC64833	BLVD	58	18/05/2007	18/05/2013
YC64786	BLVD	11	18/05/2007	18/05/2013	YC64834	BLVD	59	18/05/2007	18/05/2013
YC64787	BLVD	12	18/05/2007	18/05/2013	YC64835	BLVD	60	18/05/2007	18/05/2013
YC64788	BLVD	13	18/05/2007	18/05/2013	YC64836	BLVD	61	18/05/2007	18/05/2013
YC64789	BLVD	14	18/05/2007	18/05/2013	YC64837	BLVD	62	18/05/2007	18/05/2013
YC64790	BLVD	15	18/05/2007	18/05/2013	YC64838	BLVD	63	18/05/2007	18/05/2013
YC64791	BLVD	16	18/05/2007	18/05/2013	YC64839	BLVD	64	18/05/2007	18/05/2013
YC64792	BLVD	17	18/05/2007	18/05/2013	YC64840	BLVD	65	18/05/2007	18/05/2013
YC64793	BLVD	18	18/05/2007	18/05/2013	YC64841	BLVD	66	18/05/2007	18/05/2013
YC64794	BLVD	19	18/05/2007	18/05/2013	YC64842	BLVD	67	18/05/2007	18/05/2013
YC64795	BLVD	20	18/05/2007	18/05/2013	YC64843	BLVD	68	18/05/2007	18/05/2013
YC64796	BLVD	21	18/05/2007	18/05/2013	YC64844	BLVD	69	18/05/2007	18/05/2013
YC64797	BLVD	22	18/05/2007	18/05/2013	YC64845	BLVD	70	18/05/2007	18/05/2013
YC64798	BLVD	23	18/05/2007	18/05/2013	YC64846	BLVD	71	18/05/2007	18/05/2013
YC64799	BLVD	24	18/05/2007	18/05/2013	YC64847	BLVD	72	18/05/2007	18/05/2013
YC64800	BLVD	25	18/05/2007	18/05/2013	YC64848	BLVD	73	18/05/2007	18/05/2013
YC64801	BLVD	26	18/05/2007	18/05/2013	YC64849	BLVD	74	18/05/2007	18/05/2013
YC64802	BLVD	27	18/05/2007	18/05/2013	YC64850	BLVD	75	18/05/2007	18/05/2013
YC64803	BLVD	28	18/05/2007	18/05/2013	YC64851	BLVD	76	18/05/2007	18/05/2013
YC64804	BLVD	29	18/05/2007	18/05/2013	YC64852	BLVD	77	18/05/2007	18/05/2013
YC64805	BLVD	30	18/05/2007	18/05/2013	YC64853	BLVD	78	18/05/2007	18/05/2013
YC64806	BLVD	31	18/05/2007	18/05/2013	YC64854	BLVD	79	18/05/2007	18/05/2013
YC64807	BLVD	32	18/05/2007	18/05/2013	YC64855	BLVD	80	18/05/2007	18/05/2013
YC64808	BLVD	33	18/05/2007	18/05/2013	YC64856	BLVD	81	18/05/2007	18/05/2013
YC64809	BLVD	34	18/05/2007	18/05/2013	YC64857	BLVD	82	18/05/2007	18/05/2013
YC64810	BLVD	35	18/05/2007	18/05/2013	YC64858	BLVD	83	18/05/2007	18/05/2013
YC64811	BLVD	36	18/05/2007	18/05/2013	YC64859	BLVD	84	18/05/2007	18/05/2013
YC64812	BLVD	37	18/05/2007	18/05/2013	YC64860	BLVD	85	18/05/2007	18/05/2013
YC64813	BLVD	38	18/05/2007	18/05/2013	YC64861	BLVD	86	18/05/2007	18/05/2013
YC64814	BLVD	39	18/05/2007	18/05/2013	YC64862	BLVD	87	18/05/2007	18/05/2013
YC64815	BLVD	40	18/05/2007	18/05/2013	YC64863	BLVD	88	18/05/2007	18/05/2013
YC64816	BLVD	41	18/05/2007	18/05/2013	YC64864	BLVD	89	18/05/2007	18/05/2013
YC64817	BLVD	42	18/05/2007	18/05/2013	YC64865	BLVD	90	18/05/2007	18/05/2013
YC64818	BLVD	43	18/05/2007	18/05/2013	YC64866	BLVD	91	18/05/2007	18/05/2013
YC64819	BLVD	44	18/05/2007	18/05/2013	YC64867	BLVD	92	18/05/2007	18/05/2013
YC64820	BLVD	45	18/05/2007	18/05/2013	YC64868	BLVD	93	18/05/2007	18/05/2013
YC64821	BLVD	46	18/05/2007	18/05/2013	YC64869	BLVD	94	18/05/2007	18/05/2013
YC64822	BLVD	47	18/05/2007	18/05/2013	YC64870	BLVD	95	18/05/2007	18/05/2013
YC64823	BLVD	48	18/05/2007	18/05/2013	YC64871	BLVD	96	18/05/2007	18/05/2013



Grant Number	Claim	#	Record Date	Expiry Date	Grant Number	Claim	#	Record Date	Expiry Date
YC65316	AVE	97	10/07/2007	10/07/2009	YC82938	BLVD	145	08/08/2008	08/08/2009
YC65317	AVE	98	10/07/2007	10/07/2009	YC82939	BLVD	146	08/08/2008	08/08/2009
YC65318	AVE	99	10/07/2007	10/07/2009	YC82940	BLVD	147	08/08/2008	08/08/2009
YC65319	AVE	100	10/07/2007	10/07/2009	YC82941	BLVD	148	08/08/2008	08/08/2009
YC81284	DRIVE	101	18/06/2008	18/06/2009	YC82942	BLVD	149	08/08/2008	08/08/2009
YC81285	DRIVE	102	18/06/2008	18/06/2009	YC82943	BLVD	150	08/08/2008	08/08/2009
YC81286	DRIVE	103	18/06/2008	18/06/2009	YC82944	BLVD	151	08/08/2008	08/08/2009
YC81287	DRIVE	104	18/06/2008	18/06/2009	YC82945	BLVD	152	08/08/2008	08/08/2009
YC81288	DRIVE	105	18/06/2008	18/06/2009	YC82946	BLVD	153	08/08/2008	08/08/2009
YC81289	DRIVE	106	18/06/2008	18/06/2009	YC82947	BLVD	154	08/08/2008	08/08/2009
YC81290	DRIVE	107	18/06/2008	18/06/2009	YC82948	BLVD	155	08/08/2008	08/08/2009
YC81291	DRIVE	108	18/06/2008	18/06/2009	YC82949	BLVD	156	08/08/2008	08/08/2009
YC81292	DRIVE	109	18/06/2008	18/06/2009	YC82950	BLVD	157	08/08/2008	08/08/2009
YC81293	DRIVE	110	18/06/2008	18/06/2009	YC82951	BLVD	158	08/08/2008	08/08/2009
YC81294	DRIVE	111	18/06/2008	18/06/2009	YC82952	BLVD	159	08/08/2008	08/08/2009
YC81295	DRIVE	112	18/06/2008	18/06/2009	YC82953	BLVD	160	08/08/2008	08/08/2009
YC81296	DRIVE	113	18/06/2008	18/06/2009	YC82954	BLVD	161	08/08/2008	08/08/2009
YC81297	DRIVE	114	18/06/2008	18/06/2009	YC82955	BLVD	162	08/08/2008	08/08/2009
YC81298	DRIVE	115	18/06/2008	18/06/2009	YC82956	BLVD	163	08/08/2008	08/08/2009
YC81299	DRIVE	116	18/06/2008	18/06/2009	YC82957	BLVD	164	08/08/2008	08/08/2009
YC81300	DRIVE	117	18/06/2008	18/06/2009	YC82958	BLVD	165	08/08/2008	08/08/2009
YC81301	DRIVE	118	18/06/2008	18/06/2009	YC82959	BLVD	166	08/08/2008	08/08/2009
YC81302	DRIVE	119	18/06/2008	18/06/2009	YC82960	BLVD	167	08/08/2008	08/08/2009
YC81303	DRIVE	120	18/06/2008	18/06/2009	YC82961	BLVD	168	08/08/2008	08/08/2009
YC81304	DRIVE	121	18/06/2008	18/06/2009	YC82962	BLVD	169	08/08/2008	08/08/2009
YC81305	DRIVE	122	18/06/2008	18/06/2009	YC82963	BLVD	170	08/08/2008	08/08/2009
YC81306	DRIVE	123	18/06/2008	18/06/2009	YC82964	BLVD	171	08/08/2008	08/08/2009
YC81307	DRIVE	124	18/06/2008	18/06/2009	YC82965	BLVD	172	08/08/2008	08/08/2009
YC81308	DRIVE	125	18/06/2008	18/06/2009	YC82966	BLVD	173	08/08/2008	08/08/2009
YC81309	DRIVE	126	18/06/2008	18/06/2009	YC82967	BLVD	174	08/08/2008	08/08/2009
YC81310	DRIVE	127	18/06/2008	18/06/2009	YC82968	BLVD	175	08/08/2008	08/08/2009
YC81311	DRIVE	128	18/06/2008	18/06/2009	YC82969	BLVD	176	08/08/2008	08/08/2009
YC81312	DRIVE	129	18/06/2008	18/06/2009	YC82970	BLVD	177	08/08/2008	08/08/2009
YC81313	DRIVE	130	18/06/2008	18/06/2009	YC82971	BLVD	178	08/08/2008	08/08/2009
YC81314	DRIVE	131	18/06/2008	18/06/2009	YC82972	BLVD	179	08/08/2008	08/08/2009
YC81315	DRIVE	132	18/06/2008	18/06/2009	YC82973	BLVD	180	08/08/2008	08/08/2009
YC82926	BLVD	133	08/08/2008	08/08/2009	YC82974	BLVD	181	08/08/2008	08/08/2009
YC82927	BLVD	134	08/08/2008	08/08/2009	YC82975	BLVD	182	08/08/2008	08/08/2009
YC82928	BLVD	135	08/08/2008	08/08/2009	YC82976	BLVD	183	08/08/2008	08/08/2009
YC82929	BLVD	136	08/08/2008	08/08/2009	YC82977	BLVD	184	08/08/2008	08/08/2009
YC82930	BLVD	137	08/08/2008	08/08/2009	YC82978	BLVD	185	08/08/2008	08/08/2009
YC82931	BLVD	138	08/08/2008	08/08/2009	YC82979	BLVD	186	08/08/2008	08/08/2009
YC82932	BLVD	139	08/08/2008	08/08/2009	YC82980	BLVD	187	08/08/2008	08/08/2009
YC82933	BLVD	140	08/08/2008	08/08/2009	YC82981	BLVD	188	08/08/2008	08/08/2009
YC82934	BLVD	141	08/08/2008	08/08/2009	YC82982	BLVD	189	08/08/2008	08/08/2009
YC82935	BLVD	142	08/08/2008	08/08/2009	YC82983	BLVD	190	08/08/2008	08/08/2009
YC82936	BLVD	143	08/08/2008	08/08/2009	YC82984	BLVD	191	08/08/2008	08/08/2009
YC82937	BLVD	144	08/08/2008	08/08/2009	YC82985	BLVD	192	08/08/2008	08/08/2009



Grant Number	Claim	#	Record Date	Expiry Date
YC82986	BLVD	193	08/08/2008	08/08/2009
YC82987	BLVD	194	08/08/2008	08/08/2009
YC82988	BLVD	195	08/08/2008	08/08/2009
YC82989	BLVD	196	08/08/2008	08/08/2009
YC82990	BLVD	197	08/08/2008	08/08/2009
YC82991	BLVD	198	08/08/2008	08/08/2009
YC82992	BLVD	199	08/08/2008	08/08/2009
YC82993	BLVD	200	08/08/2008	08/08/2009
YC82994	BLVD	201	08/08/2008	08/08/2009
YC82995	BLVD	202	08/08/2008	08/08/2009
YC82996	BLVD	203	08/08/2008	08/08/2009
YC82997	BLVD	204	08/08/2008	08/08/2009
YC82998	BLVD	205	08/08/2008	08/08/2009
YC82999	BLVD	206	08/08/2008	08/08/2009
YC83000	BLVD	207	08/08/2008	08/08/2009
YC83001	BLVD	208	08/08/2008	08/08/2009
YC83002	BLVD	209	08/08/2008	08/08/2009
YC83003	BLVD	210	08/08/2008	08/08/2009
YC83004	BLVD	211	08/08/2008	08/08/2009
YC83005	BLVD	212	08/08/2008	08/08/2009
YC83006	BLVD	213	08/08/2008	08/08/2009
YC83007	BLVD	214	08/08/2008	08/08/2009
YC83008	BLVD	215	08/08/2008	08/08/2009
YC83009	BLVD	216	08/08/2008	08/08/2009
YC83010	BLVD	217	08/08/2008	08/08/2009
YC83011	BLVD	218	08/08/2008	08/08/2009
YC83012	BLVD	219	08/08/2008	08/08/2009
YC83013	BLVD	220	08/08/2008	08/08/2009
YC83014	BLVD	221	08/08/2008	08/08/2009
YC83015	BLVD	222	08/08/2008	08/08/2009
YC83016	BLVD	223	08/08/2008	08/08/2009
YC83017	BLVD	224	08/08/2008	08/08/2009
YC83018	BLVD	225	08/08/2008	08/08/2009
YC83019	BLVD	226	08/08/2008	08/08/2009
YC83020	BLVD	227	08/08/2008	08/08/2009
YC83021	BLVD	228	08/08/2008	08/08/2009
YC83022	BLVD	229	08/08/2008	08/08/2009
YC83023	BLVD	230	08/08/2008	08/08/2009
YC83024	BLVD	231	08/08/2008	08/08/2009
YC83025	BLVD	232	08/08/2008	08/08/2009
YC83026	BLVD	233	08/08/2008	08/08/2009
YC83027	BLVD	234	08/08/2008	08/08/2009
YC83028	BLVD	235	08/08/2008	08/08/2009
YC83029	BLVD	236	08/08/2008	08/08/2009
YC83030	BLVD	237	08/08/2008	08/08/2009
YC83031	BLVD	238	08/08/2008	08/08/2009



Appendix C: Geologist's Certificate

GEOLOGIST'S CERTIFICATE

I, JIM LEHTINEN, B.Sc., P.Geo., do hereby certify that:

I am a Consulting Geologist, residing at 4317 Briardale Road, Courtenay, British Columbia, Canada.

I am a co-author of the report entitled "2009 Summary Report on the Boulevard Property" and dated February 18, 2009.

I graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984, and I have practiced my profession continuously since 1984.

I am a member in good standing (#19,778) of the Association of Professional Engineers and Geoscientists of British Columbia.

Since 1984 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel, uranium and coal in Canada, U.S.A, Jamaica, Argentina and Panama. As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101. I am a consulting geologist and have been so since 1989.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI. As of the date of the certificate, this report contains all of the information required by Form 43-101F1 in respect of the property.

I personally directed the drill program on the Boulevard property in September - October, 2008 and have examined the property in the field.

I am independent of Rimfire Minerals Corporation and Northgate Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

Dated at Vancouver, British Columbia, this_____*18th*_____ day of February, 2009.



_____

Jim Lehtinen, P.Geo.

